                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER
                            ------------------------

    NO VOTE OR OTHER ACTION OF MICROWAVE POWER DEVICES, INC.'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
    NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY
                        TO MICROWAVE POWER DEVICES, INC.
                            ------------------------

                                    GENERAL

     This Information Statement is being mailed on or about October 20, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Microwave Power Devices, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to the Board of Directors of the Company ("Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated October 12, 2000 (the "Merger Agreement"), among Ericsson Inc., a Delaware corporation ("Parent"), Ericsson MPD Acquisition Corp., a Delaware corporation ("Purchaser"), and the Company.

     The Merger Agreement provides that, after the purchase by Purchaser pursuant to the cash tender offer (the "Offer"), Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board (the "Purchaser Designees") as will give Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of shares of Common Stock then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause the Purchaser Designees to be elected to the Company Board, including, in connection therewith, increasing the size of the Company Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the effective time (the "Effective Time") of the merger pursuant to the Merger Agreement (the "Merger"), the Company shall use its reasonable best efforts to ensure that at least two members of the Company Board as of the date of the Merger Agreement who are not employees of the Company remain members of the Company Board.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                        VOTING SECURITIES OF THE COMPANY

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of October 19, 2000, there were 10,709,064 shares of Common Stock outstanding. The Company's Common Stock is the only class of voting stock currently outstanding.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     The Merger Agreement provides that, after the purchase by Purchaser pursuant to Offer, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as will give Purchaser representation on the Company Board (after giving effect to the directors elected pursuant to this sentence) equal to the product of (i) the total number of directors on the Company's Board and (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of shares of Common Stock then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause Purchaser Designees to be elected to the Company Board, including, in connection therewith, increasing the size of the Company Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the Effective Time, the Company shall use its reasonable best efforts to ensure that at least two members of the Company Board as of the date of the Merger Agreement who are not employees of the Company remain members of the Company Board. For a summary of the Merger Agreement, see section of the Offer to Purchase, dated October 20, 2000 ("Offer to Purchase") titled "Background of the Offer; Contacts with the Company; Merger Agreement". A copy of the Offer to Purchase has been filed as Exhibit 1 to the
Schedule 14D-9 and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement which is filed as Exhibit 3 to the
Schedule 14D-9 and is incorporated herein by reference.

     The Company Board currently consists of seven members.

     The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees is currently a director of, or holds any positions with the Company.

     The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected Purchaser Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Telefonaktiebologet LM Ericsson.

     Unless otherwise indicated under such person's name, such person is a citizen of the Kingdom of Sweden.

Name, Citizenship and Current         Current Principal Occupation or Employment; Material Positions
Business Address                      Held During the Past Five Years and Business Addresses Thereof
-----------------------------         --------------------------------------------------------------
Eric Berthels                         Marketing Director of Ericsson Radio Access AB by whom he has
Ericsson Radio Access AB              been employed since May 1998. He was previously employed by
Box 11                                Ericsson Radio Systems AB (SE-164 80 Stockholm, Sweden) from
SE-164 93 Stockholm                   1990 to 1998.
Sweden

Rolf Ericsson                         Vice-President of Telefonaktiebolaget LM Ericsson since 1998.
Telefonaktiebolaget LM                He was previously employed by Ericsson Business Networks, AB
Ericsson                              (Augustendalsv. 21, Nacka Strand, SE-13189 Stockholm, Sweden).
SE-126 25 Stockholm
Sweden

Kenneth Johanssons                    Vice President of Ericsson Inc. by whom he has been employed
Mountain View Road                    since 1990.
Lynchbury, VA 24502

Ake Karman                            Director of Finance of Ericsson Radio Access AB by whom he has
Ericsson Radio Access AB              been employed since April 1995.
Box 11
SE-164 93 Stockholm
Sweden

Name, Citizenship and Current         Current Principal Occupation or Employment; Material Positions
Business Address                      Held During the Past Five Years and Business Addresses Thereof
-----------------------------         --------------------------------------------------------------
Lawrence Lyles                        Vice President and General Counsel and Director of Ericsson
Ericsson Inc.                         Inc. since September 1, 1987. He has been employed by Ericsson
740 E. Campbell Road                  Inc. since 1986.
Richardson, Texas 75081

Citizenship: United States

Carl-Magnus Mansson                   General Manager of Ericsson Radio Access AB by whom he has
Ericsson Radio Access AB              been employed since January 1995.
Box 11
SE-164 93 Stockholm
Sweden

     Parent and Purchaser have advised the Company that, to the best of their knowledge, none of the individuals listed above (i) is currently a director of, or holds any position with, the Company, (ii) has been employed by a corporation or organization over the past five years which is a parent, subsidiary or other affiliate of the Company, (iii) has any familial relationship with any directors or executive officers of the Company or any other Purchaser Designee and (iv) to the knowledge of Parent and Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to Parent's and Purchaser's knowledge, none of the individuals listed above has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein, in the Schedule 14D-9 or in the Offer to Purchase filed by Purchaser, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9 and the Information Statement.

     It is expected that Purchaser Designees may assume office at any time following the purchase by Purchaser of at least 50.6% of the outstanding Shares (on a fully-diluted basis (after taking into account all Shares issuable upon the conversion of shares of Company preferred stock or any other convertible securities or upon the exercise of any vested options, warrants or rights)), and that, upon assuming office, Purchaser Designees will thereafter constitute at least a majority of the Company Board. This step will be accomplished at a meeting or by written consent of the Company Board providing that the size of the Company Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Purchaser Designees will constitute at least a majority of the available positions on the Company Board. It is currently not known which of the current directors of the Company will resign.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     As of October 19, 2000, the persons listed in the following table were the only persons known to the Company (based on information set forth in Schedules 13G filed with the Securities and Exchange Commission or otherwise provided to the Company) to be the beneficial owners of more than five percent of the Company's outstanding shares of Common Stock.

                                                                   SHARES OF
                                                                 COMMON STOCK        PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNERS                         BENEFICIALLY OWNED     OF CLASS
-------------------------------------                         -------------------    --------
Charter Technologies Limited Liability Company(1)...........       5,139,994          48.00%
c/o Charterhouse Group International, Inc.
535 Madison Avenue
New York, NY 10022
State of Wisconsin Investment Board(2)......................         972,400           9.08%
PO Box 7842
Madison, WI 53707
Wellington Management Company, LLP(3).......................         822,000           7.68%
75 State Street
Boston, MA 02109

---------------
(1) The principal member of Charter Technologies Limited Liability Company ("Charter Technologies") is Charterhouse Equity Partners, L.P. ("CEP"), which owns 99% of the ownership interests in Charter Technologies. The general partner of CEP is CHUSA Equity Investors, L.P., whose general partner is Charterhouse Equity, Inc., a wholly-owned subsidiary of Charterhouse Group International, Inc. ("Charterhouse"). As a result of the foregoing, all of the shares of Common Stock held by Charter Technologies would, for purposes of Section 13(d) of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse.

(2) The State of Wisconsin Investment Board retains sole voting and dispositive power for all shares.

(3) Wellington Management Company, in its capacity as investment advisor, may be deemed to beneficially own all the shares which are held of record by clients of Wellington Management Company.

STOCKHOLDERS' AGREEMENT

     Parent and Purchaser have entered into a Stockholders' Agreement, dated as of October 12, 2000 (the "Stockholders' Agreement") with certain stockholders of the Company, namely George Sbordone, James Silver, Lee Leong, Alfred Weber and Charter Technologies Limited Liability Company, the Company's largest stockholder (collectively, the "Principal Stockholders"), pursuant to which, among other things, the Principal Stockholders have agreed to (i) tender their Shares after commencement of the Offer (which Shares currently represent in the aggregate approximately 50.6% of the outstanding Shares on a fully diluted basis (after taking into account all Shares issuable upon the conversion of shares of Company preferred stock or any other convertible securities or upon the exercise of any vested options, warrants or rights)), (ii) vote such Shares in favor of the Merger and (iii) grant to Purchaser an option to purchase such Shares at $8.70 per share upon the terms and subject to the conditions set forth in the Stockholders' Agreement. For a summary of the Stockholders' Agreement, see section of the Offer to Purchase titled "Background of the Offer; Contacts with the Company; The Merger Agreement". A copy of the Offer to Purchase has been filed as Exhibit 1 to the Schedule 14D-9 and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders' Agreement which is filed as Exhibit 4 to the Schedule 14D-9 and is incorporated herein by reference.

                    SECURITY OWNERSHIP OF CURRENT MANAGEMENT

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following table and the paragraphs that follow it present certain information concerning the current directors and the executive officers of the Company. Directors are elected annually to serve until the next annual meeting of stockholders and until their successors have been elected. Officers are elected by and serve at the discretion of the Company Board. There are no family relationships between any of the directors and executive officers of the Company.

                                                                          SHARES OF COMMON
                                                                         STOCK BENEFICIALLY
                                              POSITIONS AND OFFICES         OWNED AS OF       PERCENT OF
DIRECTORS                           AGE         WITH THE COMPANY          OCTOBER 19, 2000     CLASS(1)
---------                           ---       ---------------------      ------------------   ----------
Alfred Weber(2)(3)................  67    Chairman, President and Chief       135,100            1.25%
                                          Executive Officer; Director
Merril M. Halpern(2)(4)...........  65    Director                                  0               *
A. Lawrence Fagan(4)(5)(6)........  70    Director                                  0               *
David J. Aldrich(6)...............  43    Director                                  0               *
Warren A. Law(5)(6)...............  75    Director                              1,000               *
James Silver(2)(4)(7).............  42    Director                            206,250            1.92%
James L. Morice(5)................  62    Director                              1,000               0

EXECUTIVE OFFICERS WHO ARE NOT
  DIRECTORS
----------------------------------

Thomas V. Gilboy..................  46    Vice President, Chief                     0               *
                                          Financial Officer
Mel Gould.........................  58    Vice President, Operations                0               *
Larry Konopelko(8)................  46    Vice President and General           32,000               *
                                          Manager -- Satellite, Medical
                                          and Military Products
Stephen A. Scover(9)..............  42    Vice President and General            4,500               *
                                          Manager -- Wireless Products
All directors and executive
  officers as a group (11
  persons)(10)....................                                            379,850            3.50%

---------------
  *  Less than 1%.

 (1) For purposes of calculating the Percent of Class beneficially owned by any person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days after October 19, 2000 is deemed to be beneficially owned for the purpose of computing the percentage ownership of such person or group of persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group of persons.

 (2) Member of Executive Committee.

 (3) Includes an aggregate of 100,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

 (4) Merril M. Halpern and A. Lawrence Fagan are executive officers, directors and stockholders of Charterhouse. Mr. James Silver a Senior Vice President of Charterhouse. Messrs. Halpern, Silver and Fagan each disclaim beneficial ownership of the shares of Common Stock beneficially owned by Charterhouse.

 (5) Member of Compensation Committee.

 (6) Member of Audit Committee.

 (7) Includes an aggregate of 18,750 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

 (8) Includes an aggregate of 32,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

 (9) Includes an aggregate of 4,500 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

(10) Includes an aggregate of 155,250 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days after October 19, 2000.

     Alfred Weber has been a director of the Company since June 1995. In November 1999, Mr. Weber became Chairman of the Company. In December 1999, Mr. Weber also became President and Chief Executive Office of the Company. From April 1999 through November 1999, Mr. Weber was an entrepreneur specializing in telecommunications infrastructure companies for Charterhouse, a firm specializing in private equity investments. Prior to his retirement in March 1999, Mr. Weber was President and Chief Operating Officer of C&D Technologies, Inc., a manufacturer of industrial batteries and power systems, since April 1989, Chief Executive Officer since January 1993 and Chairman of the Board since November 1995.

     Merril M. Halpern has been a director of the Company since June 1995. Mr. Halpern has been Chairman of the Board of Charterhouse since October 1984. Mr. Halpern is also a director of Interliant Corporation, an application service provider.

     A. Lawrence Fagan has been a director of the Company since June 1995. Mr. Fagan has been President of Charterhouse since January 1997. From 1984 to December 1996, Mr. Fagan served as Executive Vice President of Charterhouse.

     David J. Aldrich has been a director of the Company since June 1995. Mr. Aldrich has served as Vice President and General Manager of the Alpha Microwave Division of Alpha Industries, Inc., a commercial wireless semiconductor and ceramics components manufacturer, since May 1996. From January 1995 through April 1996, Mr. Aldrich was Vice President and Chief Financial Officer of Alpha Industries, Inc. From September 1991 through December 1994, Mr. Aldrich was a senior manager, supporting the commercial wireless businesses at M/A-Com, Inc., a manufacturer of high technology products.

     Warren A. Law has been a director of the Company since June 1995. Mr. Law has been a professor at the Harvard Business School since 1958 (through June 1991 in an active capacity) and is currently the Edmund Cogswell Converse Professor of Finance and Banking Emeritus.

     James Silver has been a director of the Company since August 1991. From June 1995 to December 1995, Mr. Silver was Vice President-Corporate Finance of the Company. From August 1991 until June 1995, Mr. Silver was a Vice President of the Company. From September 1991 through August, 2000, Mr. Silver was an executive officer of Defense Technologies, Inc. ("DTI") and of a number of holding companies (in which an affiliate of Charterhouse is a significant investor) which own subsidiaries engaged in the manufacture of electronic components used in avionics, radar and communications (the "Charter Technologies Group"). DTI provides management and consulting services to companies with electronics and manufacturing operations, including the Charter Technologies Group. Since September 1, 2000, Mr. Silver has been a Senior Vice President of Charterhouse.

     James L. Morice has been a director of the Company since April 2000. Mr. Morice is a partner of Mirtz Morice, Inc., a management consulting firm, which he helped found in 1982. Mr. Morice is a director of HSBC USA Inc., a New York-based bank holding company.

     Thomas V. Gilboy has served as Vice President and Chief Financial Officer of the Company since May 2000. From April 1998 to April 2000, Mr. Gilboy was a consultant acting as an interim Chief Financial Officer or in other business systems development roles for private and public companies. From April 1996 to March 1998, Mr. Gilboy was the Chief Financial Officer of PureTec Corporation, an international plastics company. From January 1991 to March 1996, Mr. Gilboy served as the Chief Financial Officer of Troy Corporation, a chemical company.

     Mel Gould has served as Vice President, Operations of the Company since August 2000. From September 1994 to March 1997, Mr. Gould served as General Manager of Coherent Communications, a manufacturer of telecommunications equipment. From April 1997 to March 2000, Mr. Gould served as Vice President Operations of S.L. Waber, a division of S.L. Industries, a manufacturer of electrical surge suppressive equipment. From April 2000 to July 2000, Mr. Gould served as an independent consultant to companies.

     Larry Konopelko has served as Vice President and General
Manager -- Satellite, Medical and Military Products of the Company since August 1995. From April 1994 to August 1995, Mr. Konopelko served as Vice
President -- Contracts and Program Management of the Company. From June 1990 to April 1994, Mr. Konopelko served as Director -- Contracts of the Company. From December 1988 to June 1990, Mr. Konopelko served as Contracts Manager of the Company.

     Stephen A. Scover has served as Vice President and General
Manager -- Wireless Products of the Company since July 2000. From May 1995 to February 2000, Mr. Scover served as a Director, Wireless Products for the Company. From March 2000 to June 2000, Mr. Scover served as Director, Wireless Marketing and Product Management of the Company.

DIRECTOR COMPENSATION

     The only directors who are compensated for services as a director are Messrs. Aldrich, Morice and Law, each of whom receives $2,000 for each meeting of the Board of Directors which he attends and $2,000 for each meeting of a committee of the Board of Directors which he attends. Prior to being appointed Chairman, President and CEO, in December 1999, Mr. Weber received compensation for his services as a director and committee member.

BOARD COMMITTEES AND MEMBERSHIP

     The Company has established an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee assists the Company Board in its responsibilities. Messrs. Halpern, Weber and Silver are the members of the Executive Committee. The Compensation Committee approves the salaries and other benefits of the executive officers of the Company and administers any bonus, incentive compensation or stock option plans of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans, and compensation policies and practices of the Company. Messrs. Fagan, Morice and Law are the members of the Compensation Committee. The Compensation Committee held two meetings in 1999. Prior to being appointed Chairman, President and CEO, in December 1999, Mr. Weber was a member of the Compensation Committee.

     The Audit Committee reviews the professional services provided by the Company's independent auditors, the independence of such auditors from management of the Company, the annual financial statements of the Company and the Company's system of internal accounting controls. The Audit Committee also reviews such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or as may be brought to its attention, and meets from time to time with members of the Company's internal audit staff. Messrs. Fagan, Aldrich and Law are the members of the Audit Committee. The Audit Committee held one meeting in 1999.

     The Company does not have a nominating committee. The Company Board held five meetings in 1999. Each of the directors attended at least 75% of (i) the total number of meetings of the Company Board and (ii) the total number of meetings of all committees of the Company Board on which such director served.

EXECUTIVE COMPENSATION

     The following table sets forth information about the compensation paid, or payable, by the Company for services rendered in all capacities to the Chief Executive Officer of the Company and each of the four other most highly paid key policy-making executive officers of the Company (the "Named Executive Officers") for each of the last three completed fiscal years in which such officers were executives officers for all or part of the year.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM COMPENSATION
                                            ANNUAL COMPENSATION(1)           --------------------------
                                    --------------------------------------   RESTRICTED     SECURITIES
                                    SALARY                  OTHER ANNUAL        STOCK       UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR     ($)     BONUS($)    COMPENSATION($)    AWARD(S)($)   OPTIONS#(14)   COMPENSATION
---------------------------  ----   -------   --------    ----------------   -----------   ------------   ------------
Alfred Weber(2)..........    1999    19,615         0               0             0          300,000              0
  Chairman, President and
  Chief Executive Officer
Edward J. Shubel(3)......    1999   287,714    32,188(4)       25,874(7)          0           39,000         45,000(8)
  Former, President and      1998   279,885    60,000(5)       24,126(7)          0           42,000         45,000(8)
  Chief Executive Officer    1997   259,146    43,750(6)       32,691(7)          0           40,000         45,000(8)
Paul E. Donofrio(9)......    1999   175,021    12,188(10)           0             0           30,000              0
  Former, Executive Vice     1998   148,593    20,000(11)           0             0           21,000              0
  President, Chief
  Operating and Financial
  Officer                    1997   135,155    17,500(6)            0             0           20,000              0
Fuat Agi(12).............    1999   154,972     7,500(10)           0             0           21,000              0
  Former, Vice President
  and General Manager        1998   154,245    20,000(11)           0             0           21,000              0
  and Chief Technical
  Officer                    1997   145,820    17,500(6)            0             0           20,000              0
Larry Konopelko..........    1999   138,821     6,563(10)           0             0           15,000              0
  Vice President and         1998   133,433    12,000(11)           0             0           15,000              0
  General Manager            1997   124,039    10,500(6)            0             0           15,000              0
Nicholas Mazzella(13)....    1999   134,676     4,688(10)           0             0           12,000              0
  Former, Vice President     1998   133,607    12,000(11)           0             0           15,000              0
                             1997   124,269    10,500(6)            0             0           15,000              0

---------------
 (1) Other than the salary, bonus and other compensation described above, the Company did not pay the persons named in the Summary Compensation Table any compensation, including incidental personal benefits, in excess of 10% of such executive officer's salary.

 (2) Mr. Weber was appointed Chairman in November 1999, and President and Chief Executive Officer in December 1999.

 (3) Mr. Shubel retired in December 1999. See the section of this Information Statement titled "--Employment Agreements and Termination Arrangements."

 (4) Represents bonuses relating to performance of services for the Company in fiscal 1999, $15,000 of which was paid in fiscal 1999 and $17,188 of which was paid in fiscal 2000.

 (5) Represents bonuses relating to performance of services for the Company in fiscal 1998, $10,000 of which was paid in fiscal 1998 and $50,000 of which was paid in fiscal 1999.

 (6) Represents bonuses relating to performance of services for the Company in fiscal 1997 which were paid in fiscal 1998.

 (7) Represents, in 1999, 1998 and 1997 respectively, the Company's payment for an automobile lease ($18,277, $10,513 and $11,468), gasoline ($1,801,
     $1,210 and $1,900) and spousal travel expenses ($5,796, $12,403 and $19,323).

 (8) Represents the Company's payment of premiums on a life insurance policy. See the section of this Information Statement titled "-- Employment Agreements and Termination Arrangements."

 (9) Mr. Donofrio resigned in January 2000. See section of this Information Statement titled "-- Employment Agreements and Termination Arrangements."

(10) Represents bonuses relating to performance of services for the Company, in fiscal 1999 which were paid in fiscal 2000.

(11) Represents bonuses relating to performance of services for the Company in fiscal 1998 which were paid in fiscal 1999.

(12) Mr. Agi retired in March 2000.

(13) Mr. Mazzella resigned in February 2000.

(14) See the section of this Information Statement titled "-- Stock Option
     Plans."

STOCK OPTIONS

     The following table contains information concerning the grant of options under the Company's 1995 Stock Option Plan (the "1995 Plan"), the Company's 1996 Stock Option Plan (the "1996 Plan") and/or the Company's 1999 Stock Option Plan (the "1999 Plan") to each of the Named Executive Officers of the Company during the last completed fiscal year. No stock appreciation rights ("SARS") were granted in 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                       --------------------------------------------------------      POTENTIAL REALIZABLE
                                         PERCENT OF                                    VALUE AT ASSUMED
                         NUMBER OF         TOTAL                                       ANNUAL RATES OF
                        SECURITIES        OPTIONS                                     STOCK APPRECIATION
                        UNDERLYING       GRANTED TO     EXERCISE                      FOR OPTION TERM(4)
                          OPTIONS       EMPLOYEES IN      PRICE      EXPIRATION    ------------------------
NAME                   GRANTED(#)(1)   FISCAL YEAR(2)   ($/SHARE)     DATE(3)          5%           10%
----                   -------------   --------------   ---------    ----------    ----------    ----------
Alfred Weber.........     300,000           57.8%        $ 7.00       12/2/09      $1,320,679    $3,346,859
Edward J. Shubel.....      39,000            7.5%         10.00        3/1/09         245,269       621,560
Paul E. Donofrio.....      30,000            5.8%         10.00        3/1/09         188,668       478,123
Fuat Agi.............      21,000            4.0%         10.00        3/1/09         132,068       334,686
Larry Konopelko......      15,000            2.9%         10.00        3/1/09          94,334       239,061
Nicholas Mazzella....      12,000            2.3%         10.00        3/1/09          75,467       191,249

---------------
(1) All options granted in 1999 were granted pursuant to the Company's 1995 Plan, 1996 Plan and 1999 Plan and generally become exercisable annually, in increments of 33 1/3% of the total grant, beginning on the first anniversary of the date of grant. Options were granted at the fair market value of Common Stock on the effective date of grant.

(2) The total number of options granted to employees in 1999 was 519,005.

(3) Each option is subject to earlier termination if the officer's employment with the Company is terminated. See the section of this Information Statement titled "-- Stock Option Plans."

(4) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the Company's Common Stock over the term of the options. The potential realizable values set forth above do not take into account applicable tax and expense payments that may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed annualized rates of stock price appreciation over the exercise period of the options used in the table above are mandated by the rules of the Commission and do not represent the Company's estimate or projection of the future price of the Common Stock on any date. There is no representation either express or implied that the stock price appreciation rates for the Common Stock assumed for purposes of this table will actually be achieved.

     The following table sets forth information for each of the Named Executive Officers with respect to the value of outstanding and unexercised options held as of December 31, 1999. There were 162,167 options exercised during 1999. There were no SARs exercised during 1999 and none were outstanding as of December 31, 1999.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF
                                                         SECURITIES UNDERLYING            VALUE OF UNEXERCISED
                             SHARES                       UNEXERCISED OPTIONS             IN-THE-MONEY OPTIONS
                            ACQUIRED       VALUE          AT DECEMBER 31, 1999          AT DECEMBER 31, 1999(2)
                           ON EXERCISE    REALIZED    ----------------------------    ----------------------------
NAME                           (#)         ($)(1)     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                       -----------    --------    -----------    -------------    -----------    -------------
Alfred Weber.............         0       $      0            0         300,000         $     0         $37,500
Edward J. Shubel.........    40,667        322,128      307,833               0          77,665               0
Paul E. Donofrio.........    57,834        425,560       20,000          50,666               0          38,831
Fuat Agi.................    13,666        132,784       54,167          41,667               0          38,835
Larry Konopelko..........    22,500        175,688       17,000          30,000               0          28,750
Nicholas Mazzella........    27,500        171,250       12,000          27,000               0          28,750

---------------
(1) Represents the difference between the market price of the Common Stock on the date of the exercise and the exercise price per share of the options, multiplied by the number of shares underlying the options.

(2) Represents the difference between the closing market price of the Common Stock at December 31, 1999 of $7.125 per share and the exercise price per share of the in-the-money options, multiplied by the number of shares underlying the in-the-money options.

EMPLOYMENT AGREEMENTS AND TERMINATION ARRANGEMENTS

     In December 1999, Mr. Weber entered into an employment agreement with the Company pursuant to which he serves as the Company's Chairman, President and Chief Executive Office. The employment agreement currently provides for an annual base salary of $300,000 and terminates on December 31, 2002. The employment agreement provides that after the expiration of the current term it will be automatically renewed for successive one year terms unless either party gives the other party at least 90 days prior written notice of non-renewal. See section of the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Executive Officers, Directors or Affiliates of the Company -- Weber Employment Agreement and Weber Change of Control Agreement," which sections and exhibits referenced in such section thereto are incorporated herein by reference.

     From September 1991 to December 1999, Mr. Shubel had an employment agreement with the Company pursuant to which he served as the Company's President. On December 2, 1999, Mr. Shubel entered into a termination agreement with the Company whereby he will receive, among other things, continuation of his annual base salary, of $279,000, and health benefits until August 30, 2000 and accelerated vesting of any unexercised stock options which will remain exercisable until August 30, 2001. From April 1992 to December 1999, the Company had agreements with Mr. Shubel pursuant to which the Company agreed to purchase and pay the annual premiums on an insurance policy on Mr. Shubel's life which had an original face value of $1.1 million. Since Mr. Shubel's retirement, in December 1999, the cash surrender value of this policy is being used to pay a monthly pension to Mr. Shubel or his beneficiaries for 60 months.

     On January 14, 2000, Mr. Donofrio entered into a termination agreement with the Company whereby he will receive, among other things, continuation of his annual base salary, of $175,000, and health benefits until January 14, 2001 and accelerated vesting of any unexercised stock options which will remain exercisable until January 14, 2001.

     Mr. Fuat Agi's termination arrangement with the Company provides that his salary will continue from April 30, 2000 through October 20, 2000. These payments will cease if he resumes employment with the

Company or is employed by another corporation or entity. In addition, any vested portions of his options will remain exercisable until March 30, 2001. Mr. Agi has entered into a release agreement in consideration of these benefits.

CHANGE OF CONTROL AGREEMENTS

     In March 1999, the Company entered into change of control agreements with Messrs. Shubel, Donofrio, Agi and Mazzella. The agreements for Messrs. Shubel, Donofrio, Agi and Mazzella were terminated on December 2, 1999, January 14, 2000, February 25, 2000 and March 31, 2000, respectively, as a result of these employees termination of service for the Company. For discussion of the change of control agreements the Company has entered with certain of its current employees, see sections in the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Executive Officers, Directors or Affiliates of the Company -- Weber Employment Agreement and Weber Change of Control Agreement", "-- Other Change of Control Agreements" and "-- Executive Incentive Bonus Plan" which sections and exhibits referenced in such sections are incorporated herein by reference.

WEBER TAX AGREEMENT

     The Company has also entered into an agreement, dated December 2, 1999 (the "Weber Tax Agreement"), with Mr. Weber providing that, in the event the Company makes any payments to Mr. Weber upon a Change of Control (such payment, "Company Payments"), and such Company Payments are subject to an excise tax ("Excise Tax") due pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, the Company shall pay to Mr. Weber an additional amount (the "Gross-Up Payment") such that the net amount retained by Mr. Weber after deduction of the Excise Tax and any United States federal, state, and local income or payroll tax upon the Gross-Up Payment, but before any United States federal, state, and local income or payroll tax upon the Company Payments, shall be equal to the Company Payments. The Gross-Up Payment shall be paid no later than the 30th day following any event which subjects Mr. Weber to the Excise Tax. The foregoing is a summary of the Weber Tax Agreement and is qualified in its entirety by reference to the complete text of such agreement which is filed as Exhibit 10 to the Schedule 14D-9, and is incorporated herein by reference.

STOCK OPTION PLANS

     The Company has adopted the 1995 Plan, the 1996 Plan and the 1999 Plan (collectively, the "Plans"). The Plans provide for the grant of incentive stock options and non-qualified stock options to key employees and consultants of the Company and its subsidiaries. The Plans are administered by the Board of Directors or a committee of at least two non-employee directors appointed by the Board of Directors, which determines the key employees and consultants eligible to receive options and the terms thereof (including exercise price and vesting requirements), all in a manner consistent with the terms of the Plans. The terms of each option grant will be evidenced by an individual option agreement. However, unless otherwise provided in a participant's option agreement, upon termination of employment with the Company for death, retirement, disability or without cause, all outstanding options then exercisable (including any options not previously exercisable but made exercisable by the Board at or after termination of employment) will remain exercisable for the following time periods but in no event beyond the stated term of the option: (i) in the event of a participant's death, retirement or disability, options will remain exercisable for a period of one year from the date of the participant's death, retirement or disability, provided that the Company Board may at any time extend this time period; and (ii) in the event the participant's employment is terminated by the Company without cause, the options will remain exercisable for 90 days from the date of the participant's termination of employment, provided that the Company Board may at any time extend this time period. Where, however, in the case of options granted under the 1999 Plan, an optionee voluntarily terminates employment or, in the case of options granted under all Plans, the Company terminates an optionee's employment for cause, all outstanding options will immediately terminate and become null and void. An aggregate of 2,000,000 shares of Common Stock are subject to the grant of options under the Plans. As of October 19, 2000, options have been granted to purchase an aggregate of 1,718,060 shares of Common Stock, leaving an aggregate of 281,940 options available for grant. In addition, an aggregate of 1,383,996 shares of Common Stock are outstanding under the Plans, as of October 19, 2000. The foregoing is a summary of the 1995 Plan, the 1996 Plan and the 1999 Plan and each is qualified in its entirety by reference to the complete text of the 1995 Plan, 1996 Plan and 1999 Plan filed as Exhibits 16, 17 and 18, respectively, to the Schedule 14D-9, each of which are incorporated herein by reference.

401(k) PLAN

     The Company adopted the Microwave Power Devices, Inc. In-VEST Plan, which is a 401(k) Plan, effective January 1, 1992. The plan is available to all employees who have been employed by the Company for at least 30 days. An employee may contribute, on a pre-tax basis, up to 14% of the employee's total annual compensation from the Company (defined as Internal Revenue Code Section 3401(a) compensation). After one year of employment, the Company also makes matching contributions ranging from 50% to 100% (based on years of service) of such employee's contributions up to a maximum of 6% of such employee's compensation.

     Contributions are allocated to each employee's individual account and are, at the employee's election, invested in one or more investment funds. Employee contributions are fully vested and non-forfeitable. Employer contributions are subject to a graduated vesting schedule beginning during a participant's second year of employment by the Company and resulting in full vesting by the end of the fifth year.

EXECUTIVE INCENTIVE BONUS PLAN

     In February 1996, the Company adopted an executive incentive bonus plan to reward key officers who have significant impact on the operating success of the Company. The plan is based on The Jaffe Group's Executive Compensation Audit, Analysis and Recommendations, a study (which was performed in February 1996 and updated in February 1999) that was commissioned by the Company Board. Under the bonus plan, annual bonuses will be based upon the achievement of performance goals that are annually preset by the Compensation Committee. These performance goals are linked to achievement of earnings per share goals. The Compensation Committee establishes a target bonus amount for each key officer at the beginning of the year. An executive or employee can earn 0% or from 50% to 125% of his bonus based upon a measured comparison of actual results achieved to performance goals. An employee whose employment is terminated for any reason prior to December 31 for any year in which the target bonus award is assessed will forfeit his bonus for the entire year. The Company Board reserves the right to alter, amend, reduce, suspend or terminate the plan. New executive and employee hires who join the Company in any plan year may be included in the plan on a pro-rata basis. In 1999, $50,940 in bonuses were earned (paid in 2000) under the terms of the plan. For a complete text of such plan, see Exhibit 19 to the Schedule 14D-9 which is incorporated herein by reference.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Fagan, Morice and Law are the members of the Compensation Committee. Mr. Fagan is a director, executive officer and a stockholder of Charterhouse which may be deemed to be the beneficial owner of the shares of Common Stock of the Company owned by Charter Technologies. Mr. Law owns 1,000 shares of Common Stock. Mr. Morice owns 1,000 shares of Common Stock. See section of this Information Statement titled "Certain Relationships and Related Transactions."

COMPENSATION COMMITTEE REPORT

     COMPENSATION POLICIES. The principal goal of the Company's compensation program as administered by the Compensation Committee is to help the Company attract, motivate and retain the executive talent required to develop and achieve the Company's strategic and operating goals with a view to maximizing shareholder value. The key elements of this program and the objectives of each element are as follows:

     BASE SALARY. Base salaries paid in 1999 to the Company's executive officers are competitive with those payable to executives holding corresponding positions at corporations within the Company's industry that are of comparable size. Individual experience and performance is considered when setting salaries within the range for each position. Annual reviews are held and adjustments are made based on attainment of individual goals and in a manner consistent with the Company's overall operating and financial performance.

     BONUSES. Bonuses are intended to motivate individual and team performance by creating potential to earn annual incentive awards that are generally contingent upon the performance of the Company and that are comparable to those payable to executives holding corresponding positions at corporations within the Company's industry that are of comparable size.

     LONG TERM INCENTIVES. The Company provides its executives with long-term incentive compensation through grants of stock options under the Company's stock option plans. The grant of stock options aligns the executive's interests with those of the Company's stockholders by providing the executive with an opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of the Company's Common Stock. The size of option grants is comparable to grants by other corporations within the Company's industry that are of comparable size.

     CEO'S COMPENSATION. As discussed in the section of this Information Statement titled "Security Ownership of Current Management -- Employment Agreements," the Company entered into an employment agreement with Mr. Shubel in 1991. Pursuant to such employment agreement, the Company paid to Mr. Shubel a base salary of $287,714 in 1999. In addition, the Compensation Committee determined to grant Mr. Shubel a bonus of $17,188, which represents a pro-rated share of the annual bonus, with respect to 1999 (paid in 2000) under the terms of the executive incentive bonus plan and a $15,000 discretionary bonus which was paid in October 1999. Mr. Shubel was also awarded options in 1999 to purchase 39,000 shares of the Company's Common Stock under the Microwave Power Devices, Inc. 1996 Stock Option Plan.

     In addition, as also discussed in the section of this Information Statement titled "Security Ownership of Current Management -- Employment Agreements," the Company entered into an employment agreement with Mr. Weber in December 1999. Pursuant to such employment agreement, the Company paid to Mr. Weber a base salary at an annual rate of $300,000 in 1999. Mr. Weber was also awarded options to purchase 300,000 shares of the Company's Common Stock under the 1999 Plan.

                                          The Compensation Committee

                                          A. Lawrence Fagan
                                          Warren A. Law

                               PERFORMANCE GRAPH

     The following performance graph compares the fifty-one month cumulative return of the Company's Common Stock to the total returns of the Standard & Poor's 500 Stock Index and the Nasdaq Stock Market Electronic Component Stocks Index, which is a total return index of electronic component companies. Each case assumes a $100 investment on September 29, 1995 (the first day of public trading of the Company's Common Stock) and reinvestment of any dividends. The cumulative stockholder return is measured by dividing: (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the excess of the Company's share price as of the end of the measurement period over the price at the beginning of the measurement period, by (ii) the share price at the beginning of the measurement period.

                     COMPARISON OF CUMULATIVE TOTAL RETURN

                              [PERFORMANCE GRAPH]

MEASUREMENT PERIOD                                          MPDI    S&P 500    NASDAQ ELEC COMP
------------------                                          ----    -------    ----------------
September 1995............................................  $100     $100            $100
December 1995.............................................   127      106              86
December 1996.............................................    31      130             149
December 1997.............................................    80      174             157
December 1998.............................................   119      225             242
December 1999.............................................    81      272             475

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 3, 1991, Mr. Shubel purchased from the Company 187,500 shares of the Company's Common Stock. Mr. Shubel paid the purchase price by a cash payment of $10,000 and by delivery of a promissory note in the amount of $65,000. The principal amount of the promissory note was payable, together with interest at the rate of 8.0% per annum, on September 3, 1996. Such payment date was subsequently extended to September 3, 2001. To secure this debt, Mr. Shubel had pledged 162,500 shares to the Company. In September 1999, Mr. Shubel repaid the principal balance on his promissory note. As Mr. Shubel's promissory note has been fully repaid, his 162,500 shares are no longer pledged to the Company. Mr. Sbordone is presently indebted to the Company in the amount of approximately $125,000. Mr. Sbordone has pledged all of his Shares to the Company to secure such indebtedness. Such indebtedness is payable upon the sale of Mr. Sbordone's Shares.

     Pursuant to a consulting agreement which was effective January 1, 1996, Mr. Silver served as a consultant to the Company receiving consulting fees in 1999 of $100,000. These consulting services consisted of: services relating to the Company's banking and other financial relationships including assistance in connection with the financing and refinancing of corporate indebtedness; analysis and assistance from both a financial and operational standpoint in connection with the expansion of the Company's business operations; assistance with strategic planning; advice related to acquisitions; and other general management guidance or assistance. This agreement was terminated on January 30, 2000.

     Certain employees of the Company have entered into change of control agreements with the Company whereby, upon consummation of the Merger, such employees may be entitled to receive certain payments. For a further discussion of the interests of such employees in connection with the Merger and Offer, see sections in the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Executive Officers, Directors or Affiliates of the Company -- Weber Employment Agreement and Weber Change of Control Agreement", "-- Weber Tax Agreement", "-- Other Change of Control Agreements", "-- Stock Option Plans" and "-- Executive Incentive Bonus Plan," which sections are incorporated herein by reference.

     The Company's current directors and executive officers will also receive cash consideration in return for their tender of shares of Common Stock pursuant to the Offer and payments with respect to their ownership in stock options of the Company. For a further discussion of the interests of the Company's directors and executive officers in connection with the Merger and Offer, see sections in the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Parent, Purchaser and their Affiliates Certain Relationships -- Stock Option Plans" and "-- Interests of Certain Company Directors," which sections are incorporated herein by reference.

     For a discussion of the interests of Purchaser Designees in connection with the Offer and Merger, see section in this Information Statement titled "Right to Designate Directors; Purchaser Designees." For a discussion of the interests of certain beneficial owners in connection with the Offer and Merger, see section of this Information Statement titled, "Security Ownership of Certain Beneficial Owners -- Stockholders' Agreement." For a discussion of the interests of Parent, Purchaser and their affiliates in the Company and the Offer and Merger, see section of the Schedule 14D-9 titled "Past Contacts, Transactions, Negotiations and Agreements -- Arrangements with Parent, Purchaser and their Affiliates" which section is incorporated herein by reference.

        SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934 COMPLIANCE

     Under the securities laws of the United States, the Company's directors, executive officers, and any persons holding more than 10 percent of the Common Stock are required to report their ownership of Common Stock and any changes in that ownership, on a timely basis, to the Commission. Based on material provided to the Company, all such required reports were filed on a timely basis in 1999.